

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2025

J. Shea Morgenroth
Chief Financial Officer
Hines Global Income Trust, Inc.
845 Texas Avenue, Suite 3300
Houston, TX 77002

     Re: Hines Global Income Trust, Inc.
         Form 10-K for the fiscal year ended December 31, 2024
         Filed March 26, 2025
         File No. 000-55599

Dear J. Shea Morgenroth:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction